As filed with the Securities and Exchange Commission on October 23, 2025.
Securities Act File
No. 333-268622
File
No. 814-01599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 7	☒

CRESCENT PRIVATE CREDIT INCOME CORP.
(Exact name of registrant as specified in its charter)

11100 Santa Monica Blvd., Suite 2000
Los Angeles,
CA
90025
(310)
235-5900
(Address and telephone number, including area code, of principal executive offices)
George P. Hawley
Secretary
CRESCENT PRIVATE CREDIT INCOME CORP.
11100 Santa Monica Blvd., Suite 2000
Los Angeles,
California
90025
(310)
235-5900
(Name and address of agent for service)

COPIES TO:

Monica J. Shilling, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan. P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Lisa Nosal Kirkland & Ellis LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 385-7500

Approximate Date of Commencement of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
333-268622.

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-268622) of Crescent Private Credit Income Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Crescent Private Credit Income Corp. are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENTS

CRESCENT PRIVATE CREDIT INCOME CORP.

Report of Independent Registered Public Accounting Firm (Ernst & Young LLP, Los Angeles, CA, PCAOB ID: 42)	F-2
Consolidated Statements of Assets and Liabilities as of December 31, 2024 and December 31, 2023	F-3
Consolidated Statements of Operations for the year ended December 31, 2024 and for the period from May 5, 2023 (Commencement of Operations) through December 31, 2023	F-4
Consolidated Statements of Changes in Net Assets for the year ended December 31, 2024 and for the period from May 5, 2023 (Commencement of Operations) through December 31, 2023	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2024 and for the period from May 5, 2023 (Commencement of Operations) through December 31, 2023	F-6
Consolidated Schedule of Investments as of December 31, 2024	F-7
Consolidated Schedule of Investments as of December 31, 2023	F-20
Notes to Consolidated Financial Statements	F-27

(2) Exhibits

Exhibit Number	Description

(a)	Third Amended & Restated Articles of Amendment and Restatement of the Registrant (1)

(b)	Second Amended and Restated Bylaws of the Registrant (1)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A) (9)

(e)	Distribution Reinvestment Plan (2)

(g)	Second Amended & Restated Investment Advisory and Management Agreement (3)

(h)(1)	Intermediary Manager Agreement (2)

(h)(2)	Form of Selected Intermediary Agreement (2)

(h)(3)	Distribution and Stockholder Servicing Plan of the Registrant (2)

(j)(1)	Custody Agreement (2)

(j)(2)	Document Custody Services Addendum to Custody Agreement (2)

(j)(3)	Foreign Custody Manager Agreement (2)

(k)(1)	Amended and Restated Administration Agreement (3)

(k)(2)	Services Agreement (2)

(k)(3)	Digital Services Master Agreement (2)

(k)(4)	Amendment to Digital Services Master Agreement (5)

(k)(5)	Multi-Class Plan (6)

(k)(6)	Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Investment Adviser (6)

(k)(7)*	Loan and Security Agreement, dated December 8, 2023, among CPCI Funding SPV, LLC, as borrower, Crescent Private Credit Income Corp., as servicer, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association as administrative agent (7)

(k)(8)*	Sale and Contribution Agreement, dated December 8, 2023, between Crescent Private Credit Income Corp., as seller, and CPCI Funding SPV, LLC, as purchaser (7)

(k)(9)*	First Amendment to Loan and Security Agreement, dated August 23, 2024, among CPCI Funding SPV, LLC, as borrower, Crescent Private Credit Income Corp., as servicer, U.S. Bank Trust Company, National Association as collateral agent and collateral administrator, U.S. Bank National Association as securities intermediary and JPMorgan Chase Bank as administrative agent (3)

(k)(10)*	Loan and Security Agreement, dated March 31, 2025, among CPCI Funding SPV II, LLC, as borrower, Crescent Private Credit Income Corp., as servicer, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JP Morgan Chase Bank, National Association as administrative agent (8)

(k)(11)*	Sale and Contribution Agreement, dated March 31, 2025, between Crescent Private Credit Income Corp., as seller, and CPCI Funding SPV II, LLC, as purchaser (8)

(k)(12)*	Third Amendment to the Loan and Security Agreement, dated May 29, 2025, among CPCI Funding SPV, LLC, as borrower, Crescent Private Credit Income Corp., as servicer, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JP Morgan Chase Bank, National Association as lender and administrative agent (10)

(k)(13)*	Loan and Security Agreement, dated October 17, 2025, among CPCI Funding SPV, LLC, as borrower, CPCI Funding SPV II, LLC, as borrower, Crescent Private Credit Income Corp., as servicer, the lenders party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, U.S. Bank National Association, as securities intermediary, and JPMorgan Chase Bank, National Association, as administrative agent (11)

(k)(14)*	Sale and Contribution Agreement, dated October 17, 2025, between Crescent Private Credit Income Corp., as seller, and CPCI Funding SPV, LLC, as purchaser (11)

(k)(15)*	Sale and Contribution Agreement, dated October 17, 2025, between Crescent Private Credit Income Corp., as seller, and CPCI Funding SPV II, LLC, as purchaser (11)

(l)	Opinion of Venable LLP (4)

(n)	Consent of Independent Registered Public Accounting Firm (9)

(p)	Initial Subscription Agreement (2)

(r)(1)	Code of Ethics of the Fund and our investment adviser (9)

(s)	Calculation of Filing Fee Table (4)

(t)	Power of Attorney (2)

*

Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

(1)	Incorporated by reference to Exhibits 3.1 and 3.2, as applicable, to the Registrant’s Current Report on Form 8-K (File No. 814-01599), filed on August 2, 2024.
(2)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-268622), filed on July 19, 2023.
(3)	Incorporated by reference to Exhibits 10.1, 10.2 and 10.3, as applicable, to the Registrant’s Current Report on Form 8-K (File No. 814-01599) filed on August 27, 2024.
(4)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-268622), filed on September 18, 2023.
(5)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-268622), filed on September 27, 2023.
(6)	Incorporated by reference to Exhibits (k)(4) and (k)(5), as applicable, to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-268622), filed on July 19, 2023.
(7)	Incorporated by reference to Exhibits 10.1 and 10.2 as applicable, to the Registrant’s Current Report on Form 8-K (File No. 814-01599), filed on December 13, 2023.

(8)	Incorporated by reference to Exhibits 10.1 and 10.2 as applicable, to the Registrant’s Current Report on Form 8-K (File No. 814-01599), filed on April 3, 2025.
(9)

Incorporated by reference to Exhibits (d), (n) and (r)(1) as applicable, to the Registrant’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-268622), filed on April 29, 2025.

(10)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01599), filed on June 3, 2025.
(11)	Incorporated by reference to Exhibits 10.1, 10.2 and 10.3 as applicable, to the Registrant’s Current Report on Form 8-K (File No. 814-01599), filed on October 23, 2025.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses Of Issuance And Distribution

Not applicable.

Item 28.	Persons Controlled By Or Under Common Control

None.

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at March 31, 2025.

Title of Class	Number of Record Holders
Class I common stock, $0.01 par value per share	6

Item 30.	Indemnification

The information contained under the heading “Description of Our Shares-Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses,” “Investment Advisory and Management Agreement and Administration Agreement” and “Plan of Distribution-Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has obtained liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31.	Business and Other Connections of the Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Crescent Cap NT Advisors, LLC, and each managing director, director or executive officer of Crescent Cap NT Advisors, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Crescent Cap NT Advisors, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-01599), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant; 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025;

(2) the transfer agent, 801 Pennsylvania Ave., Suite 219725, Kansas City, Missouri 64105;

(3) the Custodian, 240 Greenwich Street, New York, New York 10286;

(4) our investment adviser 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025; and

(5) our administrator, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C (17 CFR 230.430C): Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(iii) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act (17 CFR 230.482) relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(6) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7) that, for purpose of determining any liability under the Securities Act:

(i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be initial bona fide offering thereof; and

(8) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on the 23rd day of October, 2025.

CRESCENT PRIVATE CREDIT INCOME CORP.

By:	/s/ Eric Hall
Name: Eric Hall
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Eric Hall Eric Hall	Chief Executive Officer (Principal Executive Officer)	October 23, 2025

/s/ Kirill Bouek Kirill Bouek	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 23, 2025

* Kathleen Briscoe	Director	October 23, 2025

* Susan Yun Lee	Director	October 23, 2025

* Martha Solis-Turner	Director	October 23, 2025

* Jason Breaux	Director	October 23, 2025

* Christopher G. Wright	Director	October 23, 2025

*By:	/s/ Eric Hall
Eric Hall
As Agent or Attorney-in-Fact

October 23, 2025

The original powers of attorney authorizing Raymond Barrios, Kirill Bouek, Eric Hall and George P. Hawley to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit hereto.